Reply to: Direct Tel: Email: File No:	Virgil Hlus 604.891.7707 VHlus@cwilson.com 51179-0001

July 18, 2024

VIA email

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Attention:	Division of Corporation Finance Office of Manufacturing

Dear Sirs/Mesdames:

Re:	Yerbaé Brands Corp. (“Yerbaé” or the “Company”) – File No. 000-56654 Registration Statement of Form 10-12G Filed July 2, 2024 Response to Second Comment Letter dated July 11, 2024

We write in response to your comment letter dated July 11, 2024. For ease of reference, the Company’s responses are numbered in a manner that corresponds with your comments. All defined terms used but otherwise note defined herein shall have the meanings ascribed thereto in the Form 10 – General Form for Registration of Securities Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 of the Company filed on July 2, 2024 (the “Form 10”).

Summary Compensation Table and Compensation of Directors, page 40

1.	Please revise these sections so that the summary compensation table and the compensation of directors table are in text format, rather than as an image.

Response:

The Form 10 has been revised such that that the summary compensation table and the compensation of directors table are in text format.

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please obtain and include in your next amendment, a signed and dated audit opinion from your independent registered public accounting firm.

Response:

The Form 10 has been revised to include a signed and dated audit opinion from the Company’s independent registered public accounting firm.

Exhibits

3.	Please refile prior exhibits 10.11 Director Services Agreement with Rose Zanic, 10.12 Director Services Agreement with Andrew Dratt, and 10.13 Director Services Agreement with Maruf Raza pursuant to Item 601(b)(10) of Regulation S-K, or advise us why you are not required to do so.

Response:

The Form 10 has been revised refiling exhibits 10.11 Director Services Agreement with Andrew Dratt, 10.12 Director Services Agreement with Maruf Raza, and 10.13 Director Services Agreement with Rose Zanic pursuant to Item 601(b)(10) of Regulation S-K.

General

4.	Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

Response:

Duly noted.

We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: “Virgil Hlus”

Virgil Hlus

VZH

Encl.

cc:	Todd Gibson

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